SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

3Q24 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036 2

Contents 1 3Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 3Q24 Highlights

Financials

Strong B2C/B2B businesses and accelerated growth of real estate, DC/Cloud

Cons.

Revenue	6,654.6bn	(YoY -0.6%)
Operating Profit	464.1bn	(YoY +44.2%)

Sep.

Revenue	4,765.0bn	(YoY +2.0%)
Operating Profit	338.9bn	(YoY +75.1%)

Management Strategy

Accelerate transformation into AICT Company through business restructuring

AX Capabilities

✓ **Strategic Partnership with Microsoft(9/28)**

- Joint development and GTM* of Korean AI/Cloud services
- New opportunities with establishment of specialized AX company
- Joint R&D and fostering of AI specialists

* Go-To-Market Strategy

✓ **Workforce Restructuring for AICT Transformation**

- Establishment of 2 Network-specialized subsidiaries
- Special voluntary retirement program

Value-Up

✓ **FY2028 Consolidated ROE Target 9%~10%**

- AICT Transformation: FY2028 AI/IT rev. up 3x of 2023
- Increase Profitability: FY2028 Cons. OP Margin 9%
- Liquidate Non-Core Assets (including idle real estate)
- Enhance Capital Efficiency: KRW 1tr share buyback & cancellation between FY2025~2028

Shareholder Return

✓ **3Q24 Quarterly Dividend Paid(10/31)**

- DPS: KRW 500 (3Q Cumulative DPS: KRW1,500)

4

Contents 1 3Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Consolidated 1 Income Statement • Rev. -0.6% YoY due to decline in content subsidiaries despite growth in Telco/real estate/data center • OP +44.2% due to base effect of 3Q23 wage negotiations and continued growth of core businesses (Unit: KRW bn) 3Q23 2Q24 3Q24 QoQ YoY Operating Revenue 6,697.4 6,546.4 6,654.6 1.7% -0.6% Service Revenue 5,842.5 5,776.6 5,752.0 -0.4% -1.5% Sale of goods 855.0 769.8 902.7 17.3% 5.6% Operating Expense 6,375.5 6,052.4 6,190.5 2.3% -2.9% Operating Income 321.9 494.0 464.1 -6.0% 44.2% Margin 4.8% 7.5% 7.0% -0.6%p 2.2%p 1 Margin 5.5% 8.6% 8.1% -0.5%p 2.6%p Non-op. Income/Loss 28.4 62.7 45.0 -28.3% 58.3% Income before taxes 350.3 556.7 509.1 -8.6% 45.3% Net Income 288.3 410.5 383.2 -6.7% 32.9% Margin 4.3% 6.3% 5.8% -0.5%p 1.5%p EBITDA 1,259.9 1,460.2 1,428.9 -2.1% 13.4% Margin 18.8% 22.3% 21.5% -0.8%p 2.7%p 1 1) OP Margin = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses • Op. expenses -2.9% YoY, due to decrease in labor cost, selling expense, general expense, and cost of service (Unit: KRW bn) 3Q23 2Q24 3Q24 QoQ YoY Operating Expenses 6,375.5 6,052.4 6,190.5 2.3% -2.9% 1,191.0 1,213.2 1,118.3 -7.8% -6.1% Labor Cost General Expense 2,732.8 2,708.3 2,675.0 -1.2% -2.1% - Depreciation 937.9 966.2 964.8 -0.1% 2.9% 784.5 656.6 717.5 9.3% -8.5% Cost of Service Selling Expense 623.2 600.8 600.8 0.0% -3.6% Cost of Goods sold 1,044.0 873.5 1,078.9 23.5% 3.3% [Selling Expense (KT Separate)] (Unit: KRW bn) ]] 3Q23 2Q24 3Q24 QoQ YoY 636.4 618.6 623.9 0.9% -2.0% Selling Expense 7

K-IFRS / Consolidated 3 Balance Sheet • Net debt/equity ratio decreased by YoY 8.2%p. (Unit: KRW bn) Sept 30, 2023 Jun 30, 2024 Sept 30, 2024 QoQ YoY 43,974.8 43,144.4 42,750.4 -0.9% -2.8% Assets 3,786.7 Cash & Cash equivalents 3,110.4 3,953.9 4.4% 27.1% 24,162.5 Liabilities 25,253.1 23,564.0 -2.5% -6.7% Borrowings 10,309.5 10,150.6 9,768.6 -3.8% -5.2% 18,981.9 Equity 18,721.7 19,186.4 1.1% 2.5% 1,564.5 Capital Stock 1,564.5 1,564.5 0.0% 0.0% Net Debt 7,199.1 6,363.9 5,814.7 -8.6% -19.2% Debt / Equity 134.9% 127.3% 122.8% -4.5%p -12.1%p Net Debt / Equity 38.5% 33.5% 30.3% -3.2%p -8.2%p 134.9% 131.1% 130.1% 129.8% 127.0% 127.3% 124.3% 124.8% 122.6% 122.5% 121.5% 122.8% 118.7%117.9% 115.4% Debt/Equity 부채비율 순부채비율 Net Debt/Equity 46.6% 44.6% 42.9% 40.6% 41.0% 39.5% 38.5% 38.5% 37.4% 33.0% 32.7% 33.5% 32.4% 30.3% 29.7% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 8

K-IFRS / Separate and major subsidiaries 4 CAPEX • ’24.3Q Total CAPEX Execution: KRW 1,416.0bn (KT Separate), KRW 617.8 bn (Major Subsidiaries) (Unit: KRW bn) 3,533 3,452 3,319 692 782 907 2,034 ■ Major Subsidiaries’ CAPEX Includes Finance, Media, Cloud/IDC, 618 2,760 2,721 Real Estate, etc. 2,412 1,416 ■ KT Separate CAPEX Access network, Backbone Network, 2021 2022 2023 3Q24Cum. B2B and etc. KT 주요 Major그룹사 Subsidiaries 9

Contents 1 3Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Separate 1 KT - Wireless • Wireless service revenue +2.0% YoY with increased 5G penetration (76.3%) and MVNO/roaming • Continued expansion of customer base, through online-focused promotions and new online-only plans (Unit: KRW bn) 3Q23 2Q24 3Q24 QoQ YoY Wireless 1,708.1 1,765.1 1,740.4 -1.4% 1.9% Wireless Service 1,623.3 1,677.9 1,656.5 -1.3% 2.0% Interconnection 84.8 87.2 83.9 -3.7% -1.0% Wireless Subscribers (Unit: Thousands) 24,903 24,897 24,834 24,904 25,203 9,408 10,251 9,722 9,948 10,093 Handset(5G) 4,183 3,795 3,184 3,519 3,364 (exc. 5G) Handset(5G외) 4,562 4,144 4,242 4,313 4,276 2nd device & IoT MVNO 7,168 7,207 7,138 7,091 7,134 3Q23 4Q23 1Q24 2Q24 3Q24 11

K-IFRS / Separate 2 KT - Fixed Line • Broadband rev. +0.4% YoY due to expansion in premium plans and value-added services • Media rev. -1.2% YoY due to decrease in PPV and advertising revenue despite net subscriber additions (Unit: KRW bn) 3Q23 2Q24 3Q24 QoQ YoY Fixed Line 1,330.1 1,316.6 1,312.6 -0.3% -1.3% Broadband 619.4 618.5 622.2 0.6% 0.4% Media 524.4 522.6 518.2 -0.8% -1.2% Home Telephony 186.3 175.6 172.2 -1.9% -7.6% Broadband Subscribers IPTV Subscribers (Unit: Thousands) (Unit: Thousands) % Subscribers 가입자수 GiGA 비중(%) 9,440 9,928 9,430 9,899 9,862 9,423 9,827 9,810 9,418 9,409 68.9% 68.7% 68.5% 68.3% 68.0% 3Q23 4Q23 1Q24 2Q24 3Q24 3Q23 4Q23 1Q24 2Q24 3Q24 12

K-IFRS / Separate 3 KT - B2B Services • B2B Service rev. +2.5% YoY with focus on service-based businesses despite streamlining low-profit businesses (Unit: KRW bn) 3Q23 2Q24 3Q24 QoQ YoY 903.8 882.7 926.4 4.9% 2.5% B2B Service 77.9 83.6 89.6 7.3% 15.1% Real Estate, etc. Corp. Broadband/Data Revenue Revenue of 5 Major Growth Drivers (Unit: KRW bn) (Unit: KRW bn) 327.0 323.5 324.2 321.6 318.1 119.3 YoY +0.8% YoY +27.0% 96.0 93.9 92.8 QoQ -0.9% QoQ +24.2% 73.7 3Q23 4Q23 1Q24 2Q24 3Q24 3Q23 4Q23 1Q24 2Q24 3Q24 ※ Corp. Broadband/data rev includes: ※ 5 Major Growth Drivers include: Leased line, Kornet, VPN, Global data AICC, IoT, Smart Mobility, Smart Space, Energy Biz. 13

K-IFRS / Consolidated(each subsidiary) 4 Major Subsidiaries • kt cloud rev. +6.8% YoY, with increased demand for data centers and expansion of DBO* business *DBO(Design-Build-Operate): a project where a single contractor is appointed to design, build and operate a data center for a certain period • kt estate rev. +3.6% YoY, due to steady growth of hotel and office rentals (Unit: KRW bn) Revenue of Major Subsidiaries (consolidated) 3Q23 2Q24 3Q24 QoQ YoY BC Card 995.7 977.7 931.4 -4.7% -6.5% Skylife 260.5 254.6 256.9 0.9% -1.4% Content Subsidiaries1 191.1 135.4 156.2 15.4% -18.3% kt cloud 193.8 180.1 207.0 14.9% 6.8% KT Estate 142.3 155.8 147.5 -5.3% 3.6% 1) Nasmedia(PlayD incl.), KT Studiogenie(Genie music, Storywiz, and others incl.) (Unit: KRW bn) Subsidiaries’ OP Contribution 135.1 128.4 125.2 112.7 69.3 3Q23 4Q23 1Q24 2Q24 3Q24 14

Contents 1 3Q24 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	3Q23	4Q23	1Q24	2Q24	3Q24
Operating revenue	**6,697.4**	**6,687.6**	**6,654.6**	**6,546.4**	**6,654.6**
Service revenue	**5,842.5**	**5,720.2**	**5,722.7**	**5,776.6**	**5,752.0**
Sale of goods	**855.0**	**967.4**	**931.9**	**769.8**	**902.7**
Operating expense	**6,375.5**	**6,422.0**	**6,148.1**	**6,052.4**	**6,190.5**
Cost of Service	**5,331.5**	**5,372.9**	**5,101.2**	**5,178.9**	**5,111.6**
Labor cost	1,191.0	1,157.8	1,100.9	1,213.2	1,118.3
General expense	2,732.8	2,843.7	2,674.2	2,708.3	2,675.0
Cost of service	784.5	725.5	726.5	656.6	717.5
Selling expense	623.2	645.9	599.6	600.8	600.8
Cost of Goods sold	**1,044.0**	**1,049.1**	**1,046.9**	**873.5**	**1,078.9**
Operating income	**321.9**	**265.6**	**506.5**	**494.0**	**464.1**
N-OP income (loss)	**28.4**	**-277.6**	**22.5**	**62.7**	**45.0**
N-OP income	255.0	105.8	323.1	325.8	35.8
N-OP expense	223.7	340.7	310.9	260.1	-11.1
Equity Method (G/L)	-2.8	-42.7	10.2	-3.0	-1.9
Income bf tax	**350.3**	**-12.0**	**529.0**	**556.7**	**509.1**
Income tax	62.0	29.7	136.0	146.2	125.9
Net income	**288.3**	**-41.7**	**393.0**	**410.5**	**383.2**
NI contribution to KT	264.3	54.4	375.5	393.0	357.3
EBITDA	**1,259.9**	**1,279.2**	**1,480.2**	**1,460.2**	**1,428.9**
EBITDA Margin	18.8%	19.1%	22.2%	22.3%	21.5%

KT Separate	3Q23	4Q23	1Q24	2Q24	3Q24
Operating revenue	**4,673.0**	**4,592.0**	**4,694.8**	**4,548.3**	**4,765.0**
Service revenue	**4,020.0**	**3,941.2**	**4,040.6**	**4,048.0**	**4,069.0**
Handset revenue	**653.0**	**650.8**	**654.2**	**500.3**	**696.0**
Operating expense	**4,479.5**	**4,395.7**	**4,301.0**	**4,189.4**	**4,426.1**
Cost of Service	**3,808.8**	**3,707.6**	**3,624.7**	**3,696.8**	**3,688.7**
Labor cost	634.6	530.5	540.7	631.3	534.6
General expense	1,828.6	1,925.0	1,777.1	1,804.2	1,832.7
Cost of service	695.2	594.2	673.2	630.6	685.6
Selling expense	650.4	657.9	633.7	630.7	635.7
Cost of Devices sold	**670.6**	**688.1**	**676.3**	**492.6**	**737.3**
Operating income	**193.5**	**196.3**	**393.8**	**358.8**	**338.9**
N-OP income (loss)	**34.7**	**-91.6**	**72.4**	**50.3**	**69.2**
N-OP income	226.7	50.0	309.0	260.0	32.5
N-OP expense	192.0	141.6	236.6	209.7	-36.7
Income bf tax	**228.2**	**104.8**	**466.1**	**409.2**	**408.0**
Income tax	17.6	7.0	112.1	94.7	98.2
Net income	**210.6**	**97.8**	**354.0**	**314.5**	**309.8**
EBITDA	**979.9**	**1,031.5**	**1,199.1**	**1,162.9**	**1,144.8**
EBITDA Margin	21.0%	22.5%	25.5%	25.6%	24.0%

16

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	3Q23	4Q23	1Q24	2Q24	3Q24
Assets	**43,974.8**	**42,710.0**	**42,710.0**	**43,144.4**	**42,750.4**
Current assets	**15,520.6**	**14,518.2**	**14,997.4**	**15,175.2**	**15,197.0**
Cash & cash equivalents	3,110.4	2,879.6	3,000.7	3,786.7	3,953.9
Trade & other receivables	4,515.4	4,287.3	4,571.4	4,161.7	4,304.2
Inventories	707.4	912.3	899.1	964.0	903.2
Other current asset	7,187.3	6,438.9	6,526.2	6,262.7	6,035.7
- Prepaid_Contract cost	1,270.3	1,252.1	1,249.2	1,233.6	1,236.7
- Contract assets	590.7	581.8	620.4	611.1	625.6
Non-current assets	**28,454.1**	**28,191.8**	**27,712.6**	**27,969.2**	**27,553.4**
Trade & other rec	406.0	451.7	381.2	398.4	357.0
Tangible assets	14,669.9	14,872.1	14,585.7	14,591.7	14,509.1
Other current assets	13,378.2	12,868.1	12,745.7	12,979.1	12,687.3
- Prepaid_Contract cost	486.0	475.4	465.1	471.4	485.2
- Contract assets	248.7	240.1	229.3	226.3	225.3
Liabilities	**25,253.1**	**24,148.9**	**24,127.8**	**24,162.5**	**23,564.0**
Current liabilities	**13,478.5**	**13,147.5**	**14,046.1**	**14,095.2**	**14,644.5**
Trade & other payables	9,264.6	8,054.9	8,282.4	8,052.3	7,712.9
Short-term borrowings	2,368.7	3,058.6	3,538.6	3,595.0	4,358.7
Others	1,845.2	2,033.9	2,225.1	2,447.9	2,572.9
- Contract liabilities	245.2	229.2	239.3	231.2	230.6
Non-current liabilities	**11,774.6**	**11,001.4**	**10,081.7**	**10,067.3**	**8,919.5**
Trade & other payables	856.0	819.6	554.1	556.2	573.4
Long-term borrowings	7,940.8	7,159.6	6,612.8	6,555.6	5,409.9
Others	2,977.9	3,022.3	2,914.8	2,955.4	2,936.2
- Contract liabilities	37.2	49.6	48.7	43.6	48.7
Equity	**18,721.7**	**18,561.1**	**18,582.2**	**18,981.9**	**19,186.4**
Retained earnings	14,570.7	14,494.4	14,361.5	14,452.7	14,675.2

KT Separate	3Q23	4Q23	1Q24	2Q24	3Q24
Assets	**30,814.8**	**30,308.9**	**30,334.8**	**30,464.8**	**29,957.1**
Current assets	**7,505.4**	**7,088.6**	**7,578.4**	**7,451.7**	**7,447.7**
Cash & cash equi.	1,477.3	1,242.0	1,331.6	1,722.5	1,608.7
Trade & other rec.	3,425.8	3,190.3	3,546.3	3,097.6	3,275.6
Inventories	276.6	368.1	310.3	404.1	264.6
Other current asset	2,325.6	2,288.2	2,390.2	2,227.5	2,298.8
- Prepaid_Contract cost	1,360.3	1,340.2	1,335.4	1,312.5	1,318.3
- Contract assets	527.0	535.8	540.2	548.6	542.0
Non-current assets	**23,309.4**	**23,220.4**	**22,756.4**	**23,013.1**	**22,509.4**
Trade & other rec	322.1	370.7	298.8	321.1	278.2
Tangible assets	11,288.5	11,492.8	11,214.3	11,264.4	11,185.6
Other current assets	10,753.0	10,380.2	10,281.4	10,472.9	10,116.8
- Prepaid_Contract cost	478.7	464.2	451.9	453.8	475.3
- Contract assets	227.5	219.1	207.4	204.1	201.7
Liabilities	**15,831.4**	**15,265.4**	**15,335.6**	**15,166.7**	**14,513.1**
Current liabilities	**6,925.2**	**6,957.5**	**7,477.8**	**7,315.1**	**8,074.9**
Trade & other payables	5,021.2	4,459.0	4,864.3	4,694.7	4,421.5
Short-term borrowings	1,173.8	1,725.2	1,914.9	1,789.5	2,860.3
Others	730.2	773.3	698.5	830.8	793.0
- Contract liabilities	222.6	223.9	227.0	206.9	210.5
Non-current liabilities	**8,906.2**	**8,307.9**	**7,857.9**	**7,851.6**	**6,438.2**
Trade & other payables	1,337.9	1,364.8	1,074.2	1,063.8	1,010.2
Long-term borrowings	6,497.5	5,834.7	5,652.2	5,675.7	4,290.7
Others	1,070.8	1,108.4	1,131.5	1,112.0	1,137.3
- Contract liabilities	32.4	35.8	36.0	26.4	32.9
Equity	**14,983.4**	**15,043.5**	**14,999.2**	**15,298.1**	**15,444.1**
Retained earnings	12,541.3	12,544.4	12,390.5	12,404.2	12,579.2

17

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	3Q 23	4Q 23	1Q 24	2Q 24	3Q 24	QoQ	YoY
Total	24,903	24,897	24,834	24,904	25,203	1.2%	1.2%
- MNO	17,735	17,759	17,743	17,770	17,997	1.3%	1.5%
- MVNO	7,168	7,138	7,091	7,134	7,207	1.0%	0.5%
5G Handset[1)]	9,408	9,722	9,948	10,093	10,251	1.6%	9.0%
Churn rate[2)]	1.1%	1.1%	1.1%	1.0%	1.0%	0.0%p	-0.1%p
ARPU (KRW)[3)]	33,838	34,302	34,461	34,507	34,560	0.2%	2.1%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	3Q 23	4Q 23	1Q 24	2Q 24	3Q 24	QoQ	YoY
Telephony	12,184	12,035	11,903	11,748	11,616	-1.1%	-4.7%
- PSTN	8,960	8,820	8,673	8,526	8,395	-1.5%	-6.3%
- VoIP	3,225	3,215	3,230	3,222	3,222	0.0%	-0.1%
Broadband	9,810	9,827	9,862	9,899	9,928	0.3%	1.2%
IPTV (GTV+GTS)	9,430	9,409	9,418	9,423	9,440	0.2%	0.1%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 2H 2023 is 8,827,392 (6-month average)

18